EXHIBIT 99

Farmers & Merchants Bancorp
Reports Record Third Quarter and
Year-to-Date Earnings

Farmers & Merchants Bancorp (OTCQX: FMCB) today announced record net income for third quarter and year-to-date 2016.

For the quarter ending September 30, 2016, Farmers & Merchants Bancorp reported net income of $7.5 million, a 7.1% increase from net income of $7.0 million earned in third quarter of 2015.  Earnings per share of common stock for the quarter were $9.51, up from $8.96 for the same period in 2015.  Net interest income for the quarter ending September 30, 2016 was $24.2 million, up 8.9% from the same quarter in 2015.  Return on average assets for the third quarter of 2016 was 1.14%, and return on average equity was 11.22%.  Total assets at quarter-end were $2.7 billion, up 9.1% from the third quarter of 2015.  Total loans outstanding reached $2.1 billion, an increase of 8.9%, and total deposits of $2.4 billion increased 10.5% from the prior year.

The Company’s loan quality remained strong with non-performing loans as of September 30, 2016 totaling only 0.15% of total loans.  In addition, the Company’s loan loss reserve was $44.4 million, or 2.13% of total loans, representing an increase of $5.4 million from the same period in 2015.  The Company’s tier 1 capital capital ratio was 11.55% at September 30, 2016, and the total risk-based capital ratio was 12.81%, resulting in the highest possible regulatory classification of “well capitalized.”

For the nine-month period ending September 30, 2016, net income was $22.0 million, up 9.2% from the prior year, and earnings per share of common stock outstanding were $27.82, up from $25.70 in 2015.  Net interest income increased to $70.6 million for the nine-month period in 2016, up 11.0% from the same period in 2015.  For the first nine months, return on average assets was 1.13%, and return on average equity was 11.16%.

Kent Steinwert, Farmers & Merchants Bancorp’s Chairman, President and Chief Executive Officer, stated, “We are very pleased with the Company’s continuing strong performance in the third quarter of 2016, particularly given that we continue to incur expenses in connection with our pending acquisition of Delta National Bancorp and its subsidiary Delta Bank, N.A.  We have received all required regulatory and shareholder approvals, and the transaction is scheduled to close in mid-to-late November 2016.  We remain positive in our outlook for the remainder of 2016 as continuing growth should be supported by our acquisition of Delta.”

About Farmers & Merchants Bancorp

Farmers & Merchants Bancorp is the parent company of Farmers & Merchants Bank of Central California, also known as F&M Bank.  Founded in 1916, F&M Bank is a locally owned and operated community bank which proudly serves California through 24 convenient locations. The Bank recently expanded into the Bay Area with new full service branches in Walnut Creek and Concord.  The FDIC awarded F&M Bank the highest possible rating of "Outstanding" in their CRA Evaluation, and the Bank has received BauerFinancial’s highest, five-star rating for 24 consecutive years, longer than any other commercial bank in the State of California. The Bank offers a full complement of loan, deposit, equipment leasing, and treasury management products to businesses, as well as a full suite of consumer banking products.  For more information about Farmers & Merchants Bancorp and F&M Bank visit www.fmbonline.com.

Forward-Looking Statement

Statements concerning future performance, developments or events, expectations for growth and income forecasts, and any other guidance on future periods, constitute forward-looking statements that are subject to a number of risks and uncertainties. Actual results may differ materially from stated expectations. Specific factors include, but are not limited to, loan production, balance sheet management, levels of net interest margin, the ability to control costs and expenses, interest rate changes, the competitive environment, financial and regulatory policies of the United States government, ongoing drought conditions in California and general economic conditions. Additional information on these and other factors that could affect financial results are included in our Securities and Exchange Commission filings. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any forward-looking statements contained herein to reflect future events or developments.

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